

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Niv Krikov
Chief Financial Officer
Agrify Corporation
101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

> **Re: Agrify Corp**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2020**
> **CIK No. 0001800637**

Dear Mr. Krikov:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 12, 2020

Prospectus Summary, page 1

1.   We note from page F-25 you disclosed additional wholly or partly owned subsidiaries and added disclosure that both Agrify Brands LLC and Agrify Valliant LLC are variable interest entities.. Revise to provide a diagram of your corporate structure. Revise the summary to clarify what aspects of your business are owned and controlled by Agrify Corporation, and what aspects are controlled by the VIEs and any other affiliates. Please file the relevant contracts for your contractual arrangements with Agrify Brands, LLC as exhibits to this filing, or advise.

Our Competitive Strengths, page 6

2.   We note your response to comment 4. Revise the summary to disclose the information from your response, particularly that you have no contract or agreement with Inventronics. Add a risk factor addressing the risks associated with your lack of agreement. Disclose your transactions with Inventronics as required by Item 404 of Regulation S-K or tell us why you believe such disclosure is not required.

Risk Factors, page 16

3.   Please revise this section to relocate any generic risk factors you present to the end of the section, under the caption "General Risk Factors." See Item 105(a) of Regulation S-K.

Use of Proceeds, page 35

4.   We note your revised disclosure on page 54 that "We anticipate that our depreciation and amortization expense will increase in fiscal 2020 due to expected capital expenditures in fiscal 2020 on property and equipment to expand research, development, and testing capabilities." Revise your Use of Proceeds to address these planned expenditures.

Results of Operations, page 49

5.   We reissue comment 11. As requested in reissued comment 24 from our initial letter, revise the discussion to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand what drove the changes. Refer to Item 303 of Regulation S-K and Release Nos. 33-5835 (May 18, 1989) and 33-8350 (Dec. 29, 2003).

Liquidity and Capital Resources
Cashflow, page 53

6.   Please remove the subtotal lines presented below operating and investing activities so as to eliminate the appearance that the sum total of these amounts equals cash provided by financing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

7.   We note your updated disclosure in response to comment 12. As discussed in our comment above, please revise the disclosure to not only report the changes in results, but to analyze the changes.

Business
Property and Employees, page 80

8.   Please revise to provide a description of your human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K.

Intellectual Property, page 80

9.   We note your response to comment 13 and the agreement transferring intellectual property between The Holden Company and your subsidiary, Agrify Brands, LLC. We note the nature of the intellectual property transferred in the agreement. On page 1, you disclose, "While we do not cultivate, come in contact with, distribute or dispense cannabis, hemp-derived cannabinoid products, cannabidoil or any cannabis derivatives that are currently prohibited under United States federal law, our cultivation solutions can be used within indoor grow facilities by cannabis cultivators." Tell us whether Brands, the company or any of its wholly or partly owned subsidiaries is involved in the marketing or sale of cannabis, hemp-derived cannabinoid products, cannabidoil or any cannabis derivatives or similar products, regardless of whether they are prohibited under United States federal law, or intends to do so once this registration statement becomes effective. Tell us the business purpose for the purchase of these brands from The Holden Company.

Item 15. Recent Sales of Unregistered Securities, page II-2

10.   We note the revision to include the October 19, 2020 stock options granted. Please revise this Item to include all information required by Item 701 of Regulation S-K for each transaction, including the name of the person or the class of persons to whom the securities were sold, the date of sale and amount.

    You may contact Julie Sherman at (202) 551-3640 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Mary Beth Breslin at (202) 551-3625 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Life Sciences

cc: David Levine, Esq.